SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               The Wet Seal, Inc.
             ------------------------------------------------------
                                (Name of Issuer)


                              CLASS A COMMON STOCK
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    961840105
             ------------------------------------------------------
                                 (CUSIP NUMBER)


                                January 14, 2005
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).



                               Page 1 of 12 Pages

CUSIP No. 961840105                 13G              Page 2 of 12 Pages


-----------------------------------------------------------------------
    (1)    NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE
           PERSONS (ENTITIES ONLY)
                                                   Riverview Group, LLC
-----------------------------------------------------------------------
    (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)   SEC USE ONLY
-----------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                        -0-
SHARES
-----------------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                        3,719,270
OWNED BY
-----------------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                        -0-
REPORTING
-----------------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                        3,719,270
-----------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                        3,719,270
-----------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           9.99%
-----------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
                                                   OO
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 961840105                 13G              Page 3 of 12 Pages


-----------------------------------------------------------------------

     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSONS (ENTITIES ONLY)
                                                           Millenco, LP
-----------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)   SEC USE ONLY
-----------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
-----------------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,719,270
OWNED BY
-----------------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
-----------------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    3,719,270
-----------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                    3,719,270
-----------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           9.99%
-----------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
                                              PN
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 961840105                 13G              Page 4 of 12 Pages


-----------------------------------------------------------------------

     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSONS (ENTITIES ONLY)
                                         Millennium Holding Group, L.P.
-----------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)   SEC USE ONLY
-----------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
-----------------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,719,270
OWNED BY
-----------------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
-----------------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    3,719,270
-----------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                    3,719,270
-----------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           9.99%
-----------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
                                              PN
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 961840105                 13G              Page 5 of 12 Pages


-----------------------------------------------------------------------
     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSONS (ENTITIES ONLY)
                                          Millennium Management, L.L.C.
-----------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)   SEC USE ONLY
-----------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
-----------------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,719,270
OWNED BY
-----------------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
-----------------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    3,719,270
-----------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                   3,719,270
-----------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           9.99%
-----------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
                                             OO
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 961840105                 13G              Page 6 of 12 Pages


-----------------------------------------------------------------------

     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSONS (ENTITIES ONLY)
                                                    Israel A. Englander
-----------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)   SEC USE ONLY
-----------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
-----------------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,719,270
OWNED BY
-----------------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
-----------------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    3,719,270
-----------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                    3,719,270
-----------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           9.99%
-----------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 961840105                 13G              Page 7 of 12 Pages


Item 1.

(a)  Name of Issuer

        The Wet Seal, Inc., a Delaware corporation (the "Company").

(b)  Address of Issuer's Principal Executive Offices:

        26972 Burbank
        Foothill Ranch, California 92610

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

        Riverview Group, LLC
        c/o Millennium Management, L.L.C.
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Millenco, LP
        c/o Millennium Management, L.L.C.
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Millennium Holding Group, L.P.
        c/o Millennium Management, L.L.C.
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Millennium Management, L.L.C.
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Israel A. Englander
        c/o Millennium Management, L.L.C.
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: United States

(d)  Title of Class of Securities

        Class A Common Stock, par value $0.10 per share ("Class A Common Stock")

(e)  CUSIP Number

        961840105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP No. 961840105                 13G              Page 8 of 12 Pages



(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.     Ownership

(a)  Amount Beneficially Owned

       Subject to the Ownership Limitation (defined below), as of the date of this filing, each Reporting Person may be deemed the beneficial owner of (i) 1,768,986 shares of Class A Common Stock currently issuable to Riverview Group, LLC, a Delaware limited liability company ("Riverview") upon the exercise of certain warrants (the "Warrants"), (ii) 3,111,112 shares of Class A Common Stock currently issuable to Riverview upon the conversion of certain secured convertible notes in the aggregate principal amount of $4,666,667 (the "Notes") and (iii) 1,150,000 shares of Class A Common Stock held outright by Millenco, LP, a Delaware limited partnership ("Millenco").

       The number of shares of Class A Common Stock into which the Warrants and the Notes are exercisable or convertible, as applicable, is limited pursuant to the terms of the Warrants and the Notes to that number of shares of Class A Common Stock which would result in Riverview having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Class A Common Stock (the "Ownership Limitation"). Therefore, the percent of class beneficially owned by the Reporting Persons is limited to 9.99%.

       In accordance with the Ownership Limitation, as of the date of this filing, each Reporting Person may be deemed the beneficial owner of 3,719,270 shares of Class A Common Stock. (Based on the Company's Definitive Proxy Statement filed on December 14, 2004, there were 34,660,657 shares of Class A Common Stock outstanding as of December 9, 2004. In addition, 2,569,270 shares of Class A Common Stock are currently issuable to Riverview pursuant to the terms of the Warrants and the Notes without causing Riverview's aggregate beneficial ownership to exceed the Ownership Limitation.)

CUSIP No. 961840105                 13G              Page 9 of 12 Pages


       Note: The sole member of Riverview is Millennium Holding Group, L.P., a Delaware limited partnership ("Holding"). Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the general partner of Holding and Millenco and consequently has voting control and investment discretion over securities owned by Holding, Riverview and Millenco. Israel A. Englander ("Mr. Englander") is the sole managing member of Millennium Management. As a result, Mr. Englander may be considered the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by any of Holding, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Riverview or Millenco.

       Note: Millennium Partners, L.P., a Cayman Islands limited partnership ("Partners"), is a limited partner of Holding. As a limited partner, Partners has no investment or voting control over Holding or its securities positions.

(b)  Percent of Class

        9.99% (see Item 4(a) above).

(c) Number of shares as to which such person has:

        (i)    Sole power to vote or to direct the vote:

               -0-

        (ii)   Shared power to vote or to direct the vote

               3,719,270 shares of Class A Common Stock

        (iii)  Sole power to dispose or to direct the disposition of

               -0-

        (iv)   Shared power to dispose or to direct the disposition of

               3,719,270 shares of Class A Common Stock

Item 5.  Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not applicable.

Item 8.  Identification and Classification of Members of the Group

        See Exhibit I.

Item 9.  Notice of Dissolution of Group

        Not applicable

CUSIP No. 961840105                 13G              Page 10 of 12 Pages


Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of January 24, 2005, by and among Riverview Group, LLC, Millenco, LP, Millennium Holding Group L.P., Millennium Management, L.L.C. and Israel A. Englander.

CUSIP No. 961840105                 13G              Page 11 of 12 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 24, 2005



RIVERVIEW GROUP, LLC                     MILLENCO, LP

By: Millennium Holding Group, L.P.,      By: Millennium Management, L.L.C.
    its sole member                          its general partner

By: Millennium Management, L.L.C.        By:/s/ Terry Feeney
    its general partner                     ------------------------------
                                            Name:  Terry Feeney
                                            Title: Chief Operating Officer
By:/s/ Terry Feeney
   ------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer



MILLENNIUM HOLDING GROUP, L.P.           MILLENNIUM MANAGEMENT, L.L.C.

By: Millennium Management, L.L.C.        By:/s/ Terry Feeney
    its general partner                     ------------------------------
                                            Name:  Terry Feeney
                                            Title: Chief Operating Officer
By:/s/ Terry Feeney
   ------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer



/s/ Israel A. Englander
----------------------------------
Israel A. Englander

CUSIP No. 961840105                 13G              Page 12 of 12 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Stock, par value $0.10 per share, of The Wet Seal, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 24, 2005



RIVERVIEW GROUP, LLC                     MILLENCO, LP

By: Millennium Holding Group, L.P.,      By: Millennium Management, L.L.C.
    its sole member                          its general partner

By: Millennium Management, L.L.C.        By:/s/ Terry Feeney
    its general partner                     ------------------------------
                                            Name:  Terry Feeney
                                            Title: Chief Operating Officer
By:/s/ Terry Feeney
   ------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer



MILLENNIUM HOLDING GROUP, L.P.           MILLENNIUM MANAGEMENT, L.L.C.

By: Millennium Management, L.L.C.        By:/s/ Terry Feeney
    its general partner                     ------------------------------
                                            Name:  Terry Feeney
                                            Title: Chief Operating Officer
By:/s/ Terry Feeney
   ------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer



/s/ Israel A. Englander
----------------------------------
Israel A. Englander